As filed with the U.S. Securities and Exchange Commission on October 19, 2009

Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by First Fidelity Receipts
___________________

National Gold Inc.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into english)

Belize, IBC
(Jurisdiction of incorporation or organization of issuer)

First Fidelity
(Exact name of depositary as specified in its charter)

3780 South Market Street NE, Salem, Oregon 97301

(Address, including zip code, of depositary's principal executive offices)
____________________
Leonard Hayes
First Fidelity
3780 South Market Street NE, Salem, Oregon 97301
 (Address, including zip code, of agent for service)

Copy to:

James C Barrus National Gold Inc Chairman of the Board, CEO 4137 S. Lone Tree Lane Taylorsville, Utah 84119 801-608-1125	Leonard Hayes First Fidelity 3780 South Market Street NE Salem, Oregon

It is proposed that this filing become effective under Rule 466
☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box ☐.

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
National Gold Inc evidenced by First Fidelity Receipts,	500,000,000 National Gold Shares	$0.001	$500,000	$27.90

(1)	Each unit represents one National Gold Inc Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of First Fidelity Receipts evidencing National Gold Inc Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of First Fidelity Receipt (“FF” or “First Fidelity Receipt”) included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of First Fidelity Receipt Filed Herewith as Prospectus

(1)	Name and address of Depository		Bottom of face of First Fidelity Receipt letter

(2)	Title of First Fidelity Receipts and identity of deposited securities		Face of First Fidelity Receipt, middle paragraph

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of National Gold Inc. Shares	Face of First Fidelity Receipt, middle paragraph

	(ii)	Procedure for voting, if any, the deposited securities	N/A

	(iii)	Collection and distribution of dividends	N/A

	(iv)	Transmission of notices, reports and proxy soliciting material	N/A

	(v)	Sale or exercise of rights	N/A

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	N/A

	(vii)	Amendment, extension or termination of the Deposit Agreement	N/A

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	N/A

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	N/A

	(x)	Limitation upon the liability of the Depositary	N/A

(3)	Fees and Charges		N/A

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of First Fidelity Receipt Filed Herewith as Prospectus

(b)
Statement that National Gold Inc. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly files certain reports with the Commission, and that such reports can be inspected by holders of National Gold Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
N/.A

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)
Form of Deposit Agreement. Form of  Deposit Agreement dated as of July 14, 2009 among National Gold Inc., First Fidelity, as depositary (the "Depositary"), and all holders from time to time of FFRs issued thereunder (the "Deposit Agreement"), including the Form of National Gold Receipt, is filed herewith as Exhibit (1).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the National Gold Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Michael R. Bark, Attorney at Law, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (2).

(e)	Certification under Rule 466. Not applicable.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the National Gold Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of a National Gold Inc.  Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, First Fidelity. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on October 19, 2009.

Legal entity created by the form of Deposit Agreement for the issuance of First Fidelity Receipts (FFR’s) evidencing National Gold Shares

By:	First Fidelity, as Depositary

By:	/s/ Leonard F. Hays
Name:	Leonard F. Hays
Title:	President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, National Gold Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on October 19, 2009.

   National Gold Inc.
   /s/ Brent Gundersen
   Brent Gundersen
   Chief Financial Officer

Exhibits Included:

(1)	First Fidelity Deposit Receipt dated 14 July 2009
(4)	Michael R. Bark Opinion Letter, dated 15 October 2009